                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                      DIVALL INSURED INCOME PROPERTIES 2
                              LIMITED PARTNERSHIP
                           (Name of Subject Company)


                      DIVALL INSURED INCOME PROPERTIES 2
                              LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                               UNITS OF INTEREST
                        (Title of Class of Securities)


                                   255017105
                     (CUSIP Number of Class of Securities)


                                Bruce A. Provo
                             The Provo Group, Inc.
                          101 W. 11th St., Ste. 1110
                             Kansas City, MO 64105
                                (816) 421-7444

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing this Statement)

                                   Copy to:

                           Robert T. Schendel, Esq.
                        Shughart Thomson & Kilroy, P.C.
                              12 Wyandotte Plaza
                        120 W. 12th Street, Suite 1800
                         Kansas City, Missouri  64105
                                (816) 421-3355

                       Amendment No. 1 to Schedule 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by DiVall Insured Income Properties 2 Limited Partnership, a Wisconsin limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on March 31, 1998.

ITEM 4.   THE SOLICITATION AND RECOMMENDATION

     Item 4 is hereby amended to include the following document filed by the Partnership with the Securities and Exchange Commission, which is hereby incorporated in this Schedule 14D-9 by reference:

     Consent Statement on Schedule 14A, filed April 27, 1998.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended to include the following exhibit:

     (a) Consent Statement on Schedule 14A, filed April 27, 1998 with the Securities and Exchange Commission.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       DIVALL INSURED INCOME PROPERTIES 2
                                       LIMITED PARTNERSHIP

                                       By:  The Provo Group, Inc.
                                            General Partner


                                       By:  /s/ Bruce A. Provo
                                       ------------------------------------
                                            Bruce A. Provo
                                            President


Dated: April 27, 1998

            DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP
                        101 W. 11th Street, Suite 1110
                          Kansas City, Missouri 64105


--------------------------------------------------------------------------------

                    REQUEST FOR CONSENT OF LIMITED PARTNERS

--------------------------------------------------------------------------------

Dear Limited Partner:

     As discussed more fully in the attached Consent Statement, we are soliciting the consent of Limited Partners to a sale of all the Partnership's remaining properties and a subsequent liquidation of the Partnership. We believe that a liquidation of the Partnership is in the best interests of the Limited Partners. Please read the Consent Statement carefully before filling out the attached Consent Card.

     You may have recently received one or more tender offers to purchase your units in the Partnership. We believe that the sale of properties and liquidation of the Partnership outlined in this Consent Statement will maximize the Limited Partners' return. Thus, we have recommended that you not tender and instead vote FOR the proposal on the enclosed Consent Card.

     Holders of more than 50% of the outstanding Partnership units must approve the sale of all or substantially all of the Partnership's assets. Only Limited Partners of record at the close of business on April 15, 1998 will be entitled to notice of, and to participate in, the vote. Failure of a Limited Partner to return a Consent Card will constitute a vote AGAINST the proposed sale.

     If Limited Partners holding a majority of outstanding Partnership interests do approve of the sale, we will aggressively pursue the final sale of the properties on the terms described in the Consent Statement.

     Your consent is important. Please sign and date the enclosed Gray Consent Card and return it promptly in the enclosed return envelope. You may revoke your Consent in writing.

                                       Very truly yours,




                                       THE PROVO GROUP, INC.,
                                       as General Partner of
                                       DIVALL INSURED INCOME PROPERTIES
                                       2 LIMITED PARTNERSHIP

                                       April 24, 1998

            DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP
                          101 W. 11TH ST. SUITE 1110
                          KANSAS CITY, MISSOURI 64105

                               CONSENT STATEMENT
                                April 24, 1998

     This Consent Statement is being furnished to holders ("Limited Partners") of limited partnership interests ("Units") in DiVall Insured Income Properties 2 Limited Partnership, a Wisconsin limited partnership ("Partnership"), in connection with the solicitation of written consents by the Partnership to approve a sale of all of the Partnership's properties either on an individual or group basis (the "Proposed Sale"), and to subsequently liquidate the Partnership. No meeting will be held in connection with this solicitation of consents from the Limited Partners. To be counted, a properly signed Consent Card must be received by the independent tabulators ReSource/Phoenix (the "Tabulator") at 2401 Kerner Boulevard, San Rafael, California 94901 on or before May 31, 1998. Failure of a Limited Partner to return a Consent Card will constitute a vote AGAINST the Proposed Sale.

     This Consent is solicited by The Provo Group, Inc. (the "General Partner"), the sole General Partner of the Partnership, to implement the General Partner's recommendation that the Partnership's assets be sold and the Partnership be liquidated. This Consent also responds to an Offer to Purchase dated March 27, 1998 (the "Tender Offer") to the Limited Partners by U.S. Restaurant Properties, Inc. ("USRP"). The General Partner believes the purchase price offered by USRP in the Tender Offer of $400 per Unit (the "Tender Offer Price") is too low, and that the Proposed Sale will maximize the Limited Partners' return on their investment. Solicitation of Consents other than by mail may be made by telephone, facsimile or in person by regularly employed officers, employees and agents of the General Partner, who will not receive additional compensation for their efforts. The total cost of soliciting Consents will be borne by the Partnership.

     Only Limited Partners of record at the close of business on April 15, 1998 will be entitled to vote by executing and returning the enclosed Consent Card. A vote "For" the Consent will authorize the Partnership to proceed with the Proposed Sale. A Limited Partner may revoke its Consent Card at any time prior to May 31, 1998, by mailing a properly executed Consent Card bearing a later date or by mailing a signed, written notice of revocation to the attention of the General Partner or the Tabulator. Revocation of a Consent Card will be effective upon receipt by the General Partner or the Tabulator of either (i) an instrument revoking the Consent Card or (ii) a duly executed Consent Card bearing a later date. This Consent Statement and Consent Card were first mailed to Limited Partners on or about April 27, 1998.

                                 INTRODUCTION
                                  ------------


General Information

     The Partnership owns 29 parcels of real property and is the holder of ground leases on 3 parcels of real property (collectively the "Properties" and individually a "Property"). Each Property is subject to an Absolutely Net Lease, or sublease, between the Partnership as lessor and the operator of a business as tenant (collectively the "Leases," individually a "Lease"). Most of the tenants operate as fast-food, family style or casual/theme restaurants (such as Hardee's, Applebee's, Denny's, etc.). The Partnership also leases certain equipment located at one of the Properties to the tenant pursuant to an equipment lease (the "Equipment Lease").

     The Partnership is hereby soliciting written consents from each partner approving the Proposed Sale.

     The General Partner estimated at the end of 1997 that the net asset value of the Partnership was approximately $500/Unit. Based on the appraisals received from Valuation Associates Real Estate Group ("Valuation Associates"), on April 9, 1998, the net asset value of the Partnership, after deducting anticipated costs and expenses of the Proposed Sale and liquidation of the Partnership, is currently estimated to be approximately $529/Unit. See "Background and Recommendations of the General Partner - Appraised Values," below.

     The Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") provides in Section 10.2 that the General Partner may not sell substantially all of the properties without the approval of Limited Partners holding more than 50% of the Units. The total number of outstanding Units as of April 15, 1998 was 46,280.3. Each Unit is entitled to one vote. There is no established trading market for the Units.

     As of December 31, 1997, the Partnership had 2,671 Limited Partners of record. To the best knowledge of the General Partner, no person or group owns more than 5% of the Partnership's outstanding Units. Neither the General Partner, nor any of its officers or directors are the beneficial owners of any Partnership Units.

Forward-Looking Statements

This Consent Statement contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth under "Description of the Proposed Sale" and "Pro Forma Unaudited Financial Data" as well as within this Consent Statement generally. In addition, when used in this Consent Statement, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements; however, not all forward-looking statements will contain such expressions. Such statements are subject to a number of risks and uncertainties. Actual results or events in the future could differ materially from those described in the forward-looking statements as a result of the inability of the General Partner to find a suitable purchaser for the Properties, the inability to agree on an acceptable purchase price or contract terms, a decrease in the financial performance of the Properties, the discovery of an environmental condition impacting one or more of the Properties, an economic downturn in the markets in which the Properties are located and other factors set forth in this Consent Statement. The Partnership undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

             BACKGROUND AND RECOMMENDATIONS OF THE GENERAL PARTNER
             -----------------------------------------------------

Description of Partnership's Business

     The operating revenue of the Partnership is derived from rent on the Leases and the Equipment Lease. Most of the Leases provide for a "Base Rent" and a "Percentage Rent." The Tenant is required to pay the Base Rent on a monthly basis, as well as be responsible for all taxes, insurance, utilities, and day-to-day maintenance and repair obligations with respect to each Property. The Tenant is required to pay Percentage Rent if the sales revenues generated by the Property (with certain adjustments) exceed certain levels measured on an annual basis. Percentage Rent, if applicable to a Property and if earned with respect to such Property, is usually payable annually. Generally, the only way to increase net operating revenues with respect to the Partnership's portfolio is for (i) Base Rents to increase, (ii) Percentage Rents to increase, or (iii) the Partnership to reduce expenses.

     Base Rents. The Base Rents in some of the Leases increase periodically. The Base Rent increased for 3 Leases in 1997 and 2 Leases are due for an increase in 1998. Most of the remaining Leases are not scheduled to have an increase over the remainder of the term of the Lease. Base Rent increases also generally occur upon the renewal of a Lease. Ten of the Leases provide the Tenant 2 options to renew for 5 years each. The average remaining term of the Leases is approximately 10 years from January 1, 1998. The average increase in the Base Rent as of the rent adjustment dates (either within the term or upon renewal) is 12%. It is projected that the scheduled increases in Base Rent will increase the Partnership's revenues (assuming all other revenues and expenses remain at 1997 levels) by $6,166 in 1998, $0 in 1999 and $17,668 in 2000.

     Percentage Rents. Although most of the Tenants appear to have increased or maintained a steady level of sales at the Properties in 1997, the General Partner does not anticipate significant increases in Percentage Rents for 1998. Percentage Rents are generally viewed as a function of inflation, the overall success of the restaurant concept, and the success of the individual location. There is little that the Partnership, as landlord, can do to positively affect the Percentage Rent earned at any of the Properties. Given the low inflation rate that has predominated in the U.S., and the highly competitive nature of the convenience restaurant sector, there is little indication that external forces will drive up the Percentage Rents in the near future, although the current high consumer confidence levels may translate into more dining out.

     Expenses. The General Partner believes that the expenses associated with managing the Partnership compare favorably with other partnerships managing similar portfolios in the industry. The General Partner believes that the expenses incurred by the Partnership in 1997 represent the expected level of expenses (assuming that Provo continues managing the portfolio of Properties), now that the significant expenses associated with the Restoration are over. Although the General Partner will continue to work to reduce expenses while retaining the quality of services, the General Partner does not predict significant reductions in expenses for the foreseeable future.

Background of Partnership

     Since becoming the general partner of the Partnership in May of 1993, The Provo Group, Inc., an Illinois corporation ("Provo") has constantly looked to maximize the value of the Partnership. Initially, Provo worked to (i) restore confidence in management, and (ii) provide accountability of the General Partner to the Limited Partners by appointing the Advisory Board, made up of limited partners and representatives of the broker/dealer community. Provo also initiated successful efforts to recover funds (the "Restoration") from the former general partners (Gary DiVall and Paul Magnuson) and former accountants and attorneys for the Partnership. These efforts have resulted in the Partnership recovering in excess of $2,332,000 in Restoration.

     More recently, the General Partner, in consultation with the Advisory Board, has considered various means of maximizing Partnership value. Among the alternatives they have considered are (i) continuing to operate the Partnership's business, (ii) transferring the Partnership's assets to a Real Estate Investment Trust (a "REIT") in a roll-up transaction, and (iii) selling the Partnership's Properties, both individually and in bulk. As disclosed in The Tender Offer (p.17), USRP did approach the General Partner in January of this year and expressed an interest in acquiring all of the Partnership Properties. USRP proposed to pay Provo approximately $900,000 in exchange for Provo's interest as general partner in the Partnership. As part of the USRP proposal, Provo was required to assist USRP in acquiring the Units for $400/Unit (without adjustment for the return of capital distribution contemplated of approximately $45/Unit). The USRP proposal was preliminary, nonbinding and informal. Provo informed USRP that the Partnership was not for sale. Provo believed that to accept such an offer without subjecting the Partnership's portfolio to an independent appraisal and without actively marketing the Properties was not in the best interest of the Limited Partners. Provo also believed the price offered to the Limited Partners was inadequate.

Tender Offer

     The Tender Offer is an attempt by USRP to acquire the Properties by obtaining control of the Partnership. "If [USRP] acquires control of the Partnership, [USRP] intends to pursue a merger or similar combination between the Partnership and [USRP] or an affiliate of [USRP] or seek to consummate a sale of the Partnership's assets to [USRP] or an affiliate of [USRP] (collectively, a "Combination Transaction") at a purchase price per [Unit] no greater than the [Tender Offer Price]" (p. 1 of the Offer to Purchase). Essentially, the Tender Offer is an attempt by USRP to acquire all of the Partnership assets by paying each of the Limited Partners not more than $400 per Unit.

     The Tender Offer Price is $400/Unit, but the limited Partners are entitled to retain the return of capital distribution (i.e. a "liquidating distribution") relating to the sale of two Properties in the first quarter of 1998. The General Partner has determined that such distribution will be approximately $45/Unit as projected by USRP, but approximately $33/Unit will be distributed May 15, 1998, and the remaining $12/Unit will not be distributed until November 15, 1998. The delay relates to the fact that the Partnership carried back a $550,000 note (due July 26, 1998) with respect to the sale of one of the Properties.

     However, the Tender Offer Price is $400/Unit, less the value of any distribution of cash or assets from the Partnership (other than the liquidating distribution referred to above of $33) made after March 27, 1998. Since it is anticipated that the Partnership will make at least one quarterly distribution of income of $17/Unit prior to the date that USRP would pay for tendered Units, the actual net proceeds of the Tender Offer Price would be $383/Unit. See "BACKGROUND AND RECOMMENDATIONS OF GENERAL PARTNER-Liquidation Value/Comparison to Tender Offer."

     The General Partner does not believe that $400/Unit reflects the true value of the Partnership's assets. The General Partner had estimated that the net asset value of the Partnership as of December 31, 1997 was $500/Unit. In order to validate such estimate, the Partnership retained Valuation Associates, an experienced appraisal company based in Orlando, Florida, to provide appraised values for each of the Properties. Although the General Partner intends to sell all the Properties in a single sale, if the General Partner believes it is in the best interest of the Limited Partners, the Properties may be sold individually or in any combination, provided that the Total Sales Price (as defined below) for all the Properties equals or exceeds 90% the aggregate appraised value for such Properties. See "DESCRIPTION OF PROPOSED SALE -Purchase Price."

Appraisals

     Valuation Associates was selected to appraise the Properties by the General Partner because of its reputation in the industry and due to satisfaction with prior engagements of the firm. The General Partner and Valuation Associates have no other current or ongoing relationships. Valuation Associates has been in the business of the valuation of restaurant and other real estate properties for over 30 years. Its staff includes Members of the Appraisal Institute (MAI) and have other qualifications such as the SRPA designation and various state certifications. Many members of its staff also hold advanced degrees in finance, economics, real estate and restaurant and hospitality management. The market value appraisals of the Properties provided by Valuation Associates follow the Uniform Standards of Professional Appraisal Practice, and exclude wall coverings, tenant improvements and furniture, fixture and equipment. The appraisal process included inspections of the sites and buildings, gathering and analysis of comparable sales, rents and construction costs, and evaluation of the Properties under the "income approach," utilizing the discounted cash flow technique.

The Properties

     The remaining properties of the Partnership and their individual appraised values are as follows:

     Acquisition Date        Tenant               Location                         Appraised Value
     ----------------        ------               --------                         ---------------
        03/11/88             Cash-A-Check         601 W. Hallandale Beach Blvd.
                                                  Hallandale, FL                   $424,000

        03/11/88             Miami Subs           US-1 Near PGA Blvd.
                                                  Palm Beach, FL                    501,000

        06/15/88             Denny's              8801 N. 7th St.
                                                  Phoenix, AZ                       896,000


     Acquisition Date        Tenant               Location                         Appraised Value
     ----------------        ------               --------                         ---------------
         06/15/88            Denny's              2201 W. Camelback
                                                  Phoenix, AZ                      $181,000

         07/15/88            Hooter's             7669 Grapevine Hwy.
                                                  N. Richland Hills, TX             920,000

         08/01/88            Hardee's             106 N. Chicago Ave.
                                                  S. Milwaukee, WI                  662,000

         08/15/88            Denny's              2360 W. Northern Ave.
                                                  Phoenix, AZ                       697,000

         09/09/88            Red Apple            555 33rd Ave.
                                                  Cedar Rapids, IA                  477,000

         10/10/88            Kentucky Fried       1014 S. St. Francis Dr.
                             Chicken              Santa Fe, NM                      694,500

         12/22/88            Wendy's              1721 Sam Rittenburg Blvd.
                                                  Charleston, SC                    768,000

         12/22/88            Wendy's              3013 Peach Orchard Rd.
                                                  Augusta, GA                       781,000

         12/29/88            Popeye's             2562 Western Ave.
                                                  Park Forest, IL                   841,000

         02/21/89            Wendy's              1901 Whiskey Rd.
                                                  Aiken, SC                         878,000

         02/21/89            Wendy's              l730 Walton Way
                                                  Augusta, GA                       863,000

         02/21/89            Wendy's              47 Folly Rd.
                                                  Charleston, SC                    759,500

         02/21/89            Wendy's              361 Hwy. 17 Bypass
                                                  Mount Pleasant, SC                778,500

         03/14/89            Wendy's              1004 Richland Ave.
                                                  Aiken, SC                         823,000

         04/20/89            Hostetlers           4875 Merle Hay
                                                  Des Moines, IA                    479,000

         04/28/89            Hardee's             1570 E. Sumner St.
                                                  Hartford, WI                      584,000

         10/18/89            Hardee's             4000 S. 27th St.
                                                  Milwaukee, WI                     776,500

         12/28/89            Village Inn          2451 Columbia Rd.
                                                  Grand Forks, ND                   816,000

     Acquisition Date        Tenant               Location                         Appraised Value
     ----------------        ------               --------                         ---------------
         12/29/89            Wendy's              1717 Martintown Rd.
                                                  N. Augusta, GA                        $837,500

         12/29/89            Wendy's              1515 Savannah Hwy.
                                                  Charleston, SC                         736,500

         12/29/89            Wendy's              3869 Washington Rd.
                                                  Martinez, GA                           743,000

         01/01/90            Sunrise Preschool    4111 E. Ray Rd.
                                                  Phoenix, AZ                          1,042,000

         01/05/90            Hardee's             20 N. Pioneer Rd.
                                                  Fond du lac, WI                        759,500

         01/31/90            Blockbuster Video    336 E. 12th St.
                                                  Ogden, UT                              888,500

         03/21/90            Denny's              688 N. Blue Lakes Blvd.
                                                  Twin Falls, ID                         350,000

         05/02/90            Denny's              3752 E. Ind School
                                                  Phoenix, AZ                            165,000

         05/31/90            Applebee's           2770 Brice Rd.
                                                  Columbus, OH                         1,681,000
                                                                                     ___________
                                   Total:                                            $21,803,000
                                                                                     ===========


  The appraisals by Valuation Associates were completed and delivered to the Partnership on April 9, 1998. As detailed above, the aggregate appraised value of the Partnership's Properties is $21,803,000.

Liquidation Values/Comparison to Tender Offer

  Based on the appraised value of the Properties, the net asset value is determined by reducing the appraised value of the Properties and the estimated fair market value of the Partnership's other assets by (i) the estimated transaction costs which would be incurred upon the sale of all of the Properties, including without limitation, commissions, title costs, surveys, legal fees and transfer taxes, and (ii) estimated expenses relating to the liquidation of the Partnership. The General Partner believes the net asset value as of April 1, 1998 is $529/Unit.

  In addition, the General Partner has projected distributions of net operating income earned for the period from January 1, 1998 through the projected closing date on the Sale of the Properties (September 15, 1998) of approximately $36/Unit. In accordance with historic Partnership practice, such amounts would be paid quarterly on May 15, 1998 ($17/Unit), August 15, 1998 ($11/Unit) and November 15, 1998 ($8/Unit).

  Thus, the General Partner believes that the Limited Partners could receive approximately (i) $529/Unit in liquidating distributions if the Properties are competitively marketed and the Partnership is liquidated, and (ii) $36/Unit in income distributions prior to or contemporaneously with the final liquidating distribution, for total distributions of approximately $565/Unit from now until liquidation. This is approximately $124/Unit in excess of the Tender Offer Price after adjusting for timing differentials.



-----------------------------------------------------------------------------------------------

                             COMPARISON OF TENDER OFFER VS. PROPOSED
                       LIQUIDATION TOTAL PROCEEDS TO LIMITED PARTNERS/UNIT

       Projected Payment Chronology              USRP Tender Offer         Proposed Liquidation
       ----------------------------              -----------------         --------------------
Projected May 15, 1998
Liquidating Distribution                               $ 33                        $ 33

Projected May 15, 1998
Distribution of Operating Income                         17                          17

Tender Offer Price Payment
June 15, 1998/1/                                        383                           0

Projected August 15, 1998 Distribution of                 0                          11
 Operating Income

Projected November 15, 1998 Distribution                  0                           8
 of Operating Income

Projected November 15, 1998 Liquidating
 Distribution (Assuming Sale at Appraised
 Value)
                                                          0                         496


Imputed Interest Assuming Reinvestment of
 Tender Offer Payment (5% MM rate from
 6/15/98 to 11/15/98)
                                                          8                           0


                                                      ______                      ______
TOTAL                                                  $441                        $565

/1/ Tender Offer Price payment may be at any time from the date a Unit is tendered until after
    July 3, 1998.

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                           Reasons for Proposed Sale

  The General Partner has determined that now is a good time to sell the Partnership's Properties and then liquidate the Partnership, primarily for three related reasons. First, the General Partner believes that the Partnership's assets can be sold at a favorable price. The following factors indicate that the Properties will be highly valued by the market: (i) the low interest rate environment tends to drive up the value of any asset (like the Properties) which generate a stream of income; (ii) the U.S. economy is strong, (iii) the real estate sector is showing increasing strength, and (iv) the Tenants and restaurant concepts in the Partnership portfolio generally appear to be strengthening.

  Second, the Tender Offer Price is too low. As described above, the General Partner believes the Limited Partners could realize approximately $565/Unit (including income distributions and liquidating distributions) upon a liquidation of the Partnership. This is substantially in excess of the $441/Unit (adjusted for the timing differential) being offered by USRP.

  Third, the proposed Tender Offer, even if it is not successful in acquiring over 50% of the Units in the near future, may prevent the Partnership from maximizing the value of the Partnership assets for all of the Limited Partners. As the Tender Offer acknowledges, if USRP obtains less than 50% of the Units, USRP "could then be in a position to influence decisions of the Partnership on which Limited Partners are entitled to vote." (Tender Offer, page 12). A majority vote of the Limited Partners is required to approve the sale of substantially all of the Partnership assets, as well as liquidation of the Partnership.

  From a practical standpoint, it can be expensive and difficult to obtain a response rate from the Limited Partners appreciably greater than 50% on consent solicitations. There are a myriad of reasons Limited Partners do not respond to solicitations, including being out of town, sick, disinterested, indifferent and/or unmotivated, even if they do not object to the proposition. Based on experience, the General Partner believes that a significant portion of the Limited Partners will not respond to any solicitation of proxies or consents. If one person holds even 20% of the remaining Units, it may become difficult to take Partnership action requiring Limited Partner consent without the vote of the large Unit- holder.

  Applying the foregoing to the current situation, USRP has indicated an intent to acquire all of the Partnership's Properties for $400/Unit. If they were to acquire 20% to 30% of the Units, they might be able to block the liquidation of the Partnership, even if such liquidation would result in the Limited Partners receiving more than $400/Unit.


DESCRIPTION OF PROPOSED SALE

  The Partnership is soliciting this Consent as an alternative to the Tender Offer. If more than 50% of the Units vote in favor of this Consent, the General Partner will immediately initiate a procedure to solicit competitive bids for the purchase of all the Partnership Properties. Such procedure, as described below, is designed to obtain a fair market price for the Properties. Upon completion of the sale of the Properties, the assets of the Partnership would be distributed to the limited partners, net of all normal and customary costs of such sale, and other reserves as the General Partner deems appropriate (if any). The General Partner believes that such a competitive bid process could reasonably be expected to result in total distributions (operating income and liquidation proceeds) to the Limited Partners equal to $565/Unit, which is 28% more than the Tender Offer Price (adjusted for timing differential).

  Whether more than 50% of the Units (i) elect to tender their Units to USRP in exchange for the Tender Offer Price, or (ii) elect to consent to the Proposed Sale as recommended by the General Partner, the ultimate result will be the same -- liquidation of the Partnership. However, the General Partner believes that the liquidation proceeds to the Limited Partners resulting from the Proposed Sale pursuant to the competitive bid process (see below) would result in total distributions (operating income and liquidation proceeds) 28% higher than the Tender Offer Price (adjusted for timing differential).

Competitive Bid Process

  As set forth above, the aggregate appraisal value of all of the remaining Properties (the "Total Appraised Value") is $21,803,000.

  The General Partner has identified numerous parties ("Potential Buyers"), which the General Partner believes have the capacity and interest to purchase all of the Partnership Properties. Within 15 days of receiving Consent authorization from more than 50% of the Units to proceed with the Proposed Sale, the General Partner will solicit bids from the Potential Buyers.

  The General Partner will request that each Potential Buyer sign a Confidentiality Agreement with the Partnership in order to receive a bid package. Such Confidentiality Agreement will restrict the Potential Buyers from utilizing any confidential information disclosed to them with respect to the Partnership or Partnership Properties for any purpose other than bidding on the purchase of all of the Properties. In addition, a Potential Buyer will agree in the Confidentiality Agreement not to purchase, or attempt to purchase, either directly or indirectly, more than 5% of the currently outstanding Units within the following two years, through any means without the express written consent of the General Partner.

  Upon the Partnership's receipt of the signed Confidentiality Agreement, the Partnership will deliver the Potential Buyer a bid package containing information about the Properties. The Potential Buyer will then also have access to additional information concerning the Properties located in a "due diligence room," at the General Partners offices in Kansas City, Missouri.

  The Properties will be offered for sale pursuant to sealed bids (the "Bids") from the Potential Buyers which must be delivered to the General Partner on or before July 30, 1998 (the "Bid Date"), to be held in escrow by Chicago Title and Trust Company. Each Bid must be all cash, completely unconditional and accompanied by a deposit in the amount of $100,000 (the "Deposit"). No interest shall be paid on the Deposits. If a bid is accepted, the Deposit will become non-refundable.

  The General Partner will review the Bids beginning at 4:00 p.m. CDT on the Bid Date to determine which Bid, or combination of Bids, yields the highest aggregate price for all of the Properties (the "Total Price") which is in excess of the "Minimum Purchase Price" (as described below in "DESCRIPTION OF PROPOSED SALE - Purchase Price"). The General Partner will reserve the right to contact Potential Buyers to clarify their Bid and to offer them the option of increasing their Bid for all of the Properties to meet the Total Price, in which case such Potential Buyer may be selected as the Buyer. The General Partner will notify the Potential Buyer(s) by August 7, 1998 if all or a portion of their Bid has been accepted and will enter into a binding Sale Agreement with the successful bidder(s) (the "Buyer(s)"). Closing on the sale of all of the Properties will take place simultaneously in the offices of Shughart Thomson & Kilroy, P.C., 120 W. 12th Street, Kansas City, Missouri on or before September 15, 1998, unless extended at the option of the General Partner, in its sole discretion.

Purchase Price

  The minimum purchase price for all of the Partnership Properties shall be 90% of Total Appraised Value of the Properties (the "Minimum Purchase Price"). Each Bid shall include both (i) a purchase price for all of the Properties in the aggregate, and (ii) a purchase price for each of the Properties individually. The Total Appraised Value is $21,803,000, so the Minimum Purchase Price is $19,623,000. After deducting ordinary and necessary expenses associated with the Proposed Sale and expenses associated with liquidation, (i) the liquidating distributions (both on May 15, 1998 and November 15, 1998) to the Limited Partners would aggregate to approximately $484/Unit based on a sale at the Minimum Purchase Price, and (ii) the liquidating distributions (both on May 15, 1998 and November 15, 1998) to the Limited Partners based on the appraised value would aggregate approximately $529/Unit. In either event the General Partner anticipates additional net operating income distributions of $36/Unit.

  Certain fees, costs and expenses will be incurred by the Partnership in the Proposed Sale (the "Expenses"). Such Expenses may include (i) the appraisal fees (ii) title insurance fees, (iii) survey fees, (iv) legal fees, (v) brokerage fees/commissions, (vi) filing fees, and (vii) such other fees and expenses as are ordinary and necessary in connection with a large real estate transaction. The General Partner estimates such Expenses at approximately 4% of the Total Price.

Timing

  If the Proposed Sale is approved, the General Partner intends to conduct the sale in an aggressive and efficient manner, resulting in timely distributions to Limited Partners. Accordingly, the General Partner has established the following time line goals for completion of the Proposed Sale:

                June 15, 1998     Deadline for receipt of Consent Card

                June 30, 1998     Send bid packages to Potential Buyers

                July 30, 1998     Deadline for receipt of bid proposals

           September 15, 1998     Closing of Proposed Sale

            November 15, 1998     Final Distribution to Limited Partners

The foregoing are the General Partner's goals for and estimates of the time required for each step of the Proposed Sale. Various delays may be encountered which could result in a later closing date or distribution date.

     Twenty-one (21) of the Leases contain rights of first refusal, allowing lessees to match any purchase price within 30 days of notice. Under the schedule detailed above, these rights are not expected to have a significant impact on the timing of the Proposed Sale.

Advantages to the Limited Partners

     Maximizing Value. The General Partner believes that the Proposed Sale will maximize the Partnership's realization of value in the Properties. The Properties are generally leased under 20 year leases, with remaining lease terms between 2 and 20 years. The remaining terms of the Leases are one of the primary factors that a prospective buyer will evaluate in pricing the Properties. As the Leases approach maturity, prospective buyers are likely to attribute a greater discount to the value of the Properties and, therefore, if the Partnership continues to hold the Properties, the General Partner believes that the Properties' fair market value may decrease.

     Improved conditions for the sale of restaurant properties. As the economic well-being of consumers has increased as a result of full employment and strong financial markets, restaurants have seen increased customer traffic. As a result, in many real estate markets, prices for restaurant properties have been increasing. In addition, the low interest rate environment has resulted in improved values for "triple net" leased properties, the value of which generally move inversely with interest rates.

     Lack of an established trading market. There is currently no active or established trading market for Partnership Units. The Proposed Sale would provide an efficient and cost effective manner for Limited Partners to realize the value of their Units without having to comply with the conditions and restrictions of selling its Units individually. The General Partner believes that the Proposed Sale is the most attractive opportunity for the Limited Partners to obtain the highest value of their Units because Properties will be sold in a competitive bid process. The General Partner also believes that the Proposed Sale is likely to result in a substantially higher value to Limited Partners than the USRP Tender Offer for Units.

Disadvantages to Limited Partners

     There is no assurance that (i) the Partnership will be successful in obtaining a Bid or Bids equal to the Minimum Purchase Price, (ii) the Partnership will be successful in consummating the Proposed Sale with any Buyer(s), or (iii) that the ultimate per Unit liquidation proceeds to the Limited Partners will exceed the Tender Offer Price. If the Proposed Sale is not consummated, the Partnership will continue to own the Properties, but the Limited Partners may be unable to sell their Units to USRP (or any other party) at the Tender Offer Price.

     While the General Partner believes that the Proposed Sale would be in the best interests of the Limited Partners to maximize value, as opposed to the USRP Tender Offer, each Limited Partner should consider the following factors in evaluating the Proposed Sale. Upon the completion of the liquidation, Limited Partners will no longer receive distributions of cash flows from operations since the Partnership will no longer be operating the Properties. (Note that, unlike the Tender Offer, the Limited Partners will be entitled to receive distributions of net income earned through the date of sale of the Properties). However, Limited Partners will receive a distribution of the net proceeds from the sale of Properties, after deduction of certain expenses and fees as described above. Limited Partners will be subject to capital gains taxes to the extent the net proceeds from the Proposed Sale per Unit exceeds the Limited Partners' adjusted tax basis in each Unit. Finally, Limited Partners will not benefit from future appreciation, if any, in the value of the Properties if the Properties are sold.

Advantages to the General Partner

     The Partnership Agreement and the Permanent Manager Agreement (the "PMA") both provide for the General Partner to receive up to a 3% commission ("Disposition Fee") on the sale of any Partnership properties if it provides a substantial portion of the services in the sales effort. If the Proposed Sale occurs, the General Partner will collect such Disposition Fee earlier than it might otherwise if the Partnership remained an ongoing concern, but conversely, the General Partner will not be entitled to future management fees following liquidation of the Partnership. Such Disposition Fee may be avoided if the Units of the Partnership are purchased pursuant to the Tender Offer and the Properties are later acquired by USRP by merger or liquidation of the Partnership.


              FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED SALE
              ----------------------------------------------------

     The following is a summary of the material Federal income tax consequences which may affect a Limited Partner resulting from the Proposed Sale. This summary is not intended as a substitute for careful tax planning, and consequences may vary according to each Limited Partner's individual circumstances.

     This summary is based on the Internal Revenue Code of 1986, as amended ("Code"), as well as currently existing regulations thereunder, judicial decisions and current administrative rules and practices. The following discussion does not discuss the impact, if any, state or local taxes may have on the Proposed Sale. Furthermore, no assurance can be given as to the accuracy or completeness of this summary.

Taxation of Partnerships in General

     An entity classified as a partnership for federal income tax purposes is not subject to federal income tax. Rather, income or loss "flows through" the partnership to the partners, who are taxed individually on their allocable shares of partnership income, gain, loss or deductions. However, the partnership is a tax reporting entity that must file an annual return disclosing the partnership's gain or loss. The tax treatment of partnership items of taxable income or loss is generally determined at the partnership level. Each partner is required to treat partnership items on its return in a manner consistent with the treatment of such items on the partnership return and may be penalized for intentional disregard of the consistency requirement. Each partner must account for its allocable share of partnership taxable income or loss in computing its income tax, whether or not any actual cash distribution is made to such partner during its taxable year.

Basis of Partnership Interests

     A partner's basis in its unit is equal to its cost for such unit, reduced by its allocable share of partnership distributions, taxable losses and expenditures of the partnership not deductible in computing its taxable income and not properly chargeable to its capital account, and increased by its allocable share of partnership taxable profits, income of the partnership exempt from tax and additional contributions to the partnership. For purposes of determining basis, an increase in a partner's share of partnership liability is treated as a contribution of money by that partner to the partnership. Conversely, a decrease in its share of partnership liability is treated as distribution of money from the partnership. Generally, a partner may not take recourse liability into account in determining its basis except to the extent of any additional capital contribution it is required to make under the partnership agreement. However, if a partnership asset is subject to a liability for which no partner has any personal liability, in general, the partner's allocable share of the nonrecourse liability will be taken into account to determine basis.

Effect of the Proposed Sale

     The Proposed Sale will be a taxable event to the Limited Partners. Gain or loss on a sale generally will be measure by the difference between the net amount realized (after deducting ordinary and necessary expenses of the sale) and the adjusted basis of the assets that are sold. Generally the amount realized is the sum of any money received, plus the fair market value of any property received, plus the amount of liability from which the Partnership is discharged as a result of the sale. The adjusted basis of property is generally the initial tax basis less deductions, allowed or allowable, for depreciation.

     A substantial portion of the assets to be sold, including building, land and equipment, which were held for more than one year are expected to be treated as "section 1231 assets." Section 1231 assets are property used in the trade or business of a character which is subject to the allowance for depreciation, held for more than one year, and real property used in the trade or business held for more than one year. Gains or losses from the sale of section 1231 assets would be combined with any other section 1231 gains or losses incurred by the Partnership in that year, and the section 1231 gains or losses would be allocated to the Limited Partners as provided in the Partnership Agreement.

Effect of Liquidation

     Generally, upon the liquidation of a partnership, gain will be recognized by and taxable to a partner to the extent the amount of cash distributed to it exceeds the partner's basis in its Unit at the time of distribution. Any gain or loss which a Limited Partner recognizes from a liquidating distribution is generally taxed as capital gain or loss. However, any income or loss received from the normal operations of the partnership during the year of liquidation, may constitute ordinary income or loss.

     Any capital gain or loss will be treated as long-term if the Limited Partner has held its Units for more than eighteen months when the liquidation is consummated. For non-corporate limited partners, long-term capital gains are generally taxed at a 20% rate. If the Limited Partner has held his units more than one year, but less than 18 months, such gain will be a mid-term capital gain. Mid-term capital gains are generally taxed at a 28% rate. If the Limited Partner has held its Units for less than a year, any gain will be a short-term capital gain. Short-term capital gains are taxed as ordinary income. Capital losses generally are deductible only to the extent of capital gains plus, in the case of a non-corporate Limited Partner, up to $3,000 of ordinary income. Capital losses realized upon the liquidation may be utilized to offset capital gains from other sources and may be carried forward, subject to applicable limitations.

Exempt Employee Trusts and Individual Retirement Accounts

  Tax-exempt organizations, including trusts which hold assets of employee benefit plans, although not generally subject to federal income tax, are subject to tax on certain income derived from a trade or business carried on by the organization which is unrelated to its exempt activities. However, such unrelated business taxable income does not in general include income from real property, gain from the sale of property other than inventory, interest, dividends and certain other types of passive investment income that is derived from "debt-financed properties" as defined in Section 514 of the Code. Further, if, as the Partnership believes, the Properties are not characterized as "inventory," and are not held primarily for sale to customers in the ordinary course of the Partnership's business, the income from the sale of the Properties should not constitute unrelated business taxable income. Finally, the Partnership's temporary investment of funds in interest-bearing instruments and deposits also should not give rise to unrelated business taxable income.

THE FOREGOING ANALYSIS CANNOT BE, AND IS NOT INTENDED AS, A SUBSTITUTE FOR CAREFUL TAX PLANNING. LIMITED PARTNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR OWN TAX SITUATIONS AND THE EFFECTS OF THIS TRANSACTION AS TO FEDERAL TAXES INCLUDE, BUT NOT LIMITED TO, INCOME AND ESTATE TAXES.


               DISTRIBUTION UPON LIQUIDATION OF THE PARTNERSHIP
               ------------------------------------------------

  Upon completion of the Proposed Sale, the Partnership will be dissolved and its business wound up in accordance with Article VIII of the Partnership Agreement. The sale proceeds, after establishing any necessary cash reserves to cover liabilities, will be distributed to the Limited Partners and the General Partner in the manner set forth in the Partnership Agreement, although the distribution to the General Partner is expected to be limited to the minimum amount necessary to cover its tax obligations on its portion of the Partnership's income resulting from the liquidation. In addition, pursuant to Paragraph 24 of the Permanent Manager Agreement between the Partnership and the General Partner, the Partnership will use approximately $70,000 from the Indemnification Trust to purchase general liability insurance coverage in a policy that will cover a 5 year "tail" period. The insurance will cover the General Partner from claims arising from or related to the General Partner's operation of the Partnership. The insurance will not include coverage for criminal acts or fraud. The remainder of the amounts in the Indemnification Trust, approximately $235,000, will be distributed with the sale proceeds during liquidation.

  While the Minimum Price provides a floor on the amounts to be received in the proposed sale, the General Partner believes that there is a reasonable likelihood that the Properties will actually be sold at or above their appraised values. The General Partner estimates that a sale of the Properties at the appraised values will, after deducting all expenses associated with this consent solicitation, the sale of properties and establishment of required reserves, result in a liquidating distribution to the Limited Partners of approximately $496 per Unit. The Limited Partners are also expected to receive a distribution of $33 per Unit in May of 1998, consisting of proceeds from the January, 1998 sale of 2 of the Partnership's Properties in Florida. Together, the General Partner anticipates that all liquidating distributions will total $529 per Unit. If total liquidating distributions of $529 per Unit are achieved, together with distributions of income earned during the period from January 1, 1998 through September 15, 1998 of approximately $36/Unit, then Limited Partners will have received a total of $1428 to $1230 per Unit in distributions over the life of the Partnership (from the first Unit sold in 1987 to the last in February of 1990). For additional information regarding the calculation of the estimated liquidating distribution upon a sale at The Minimum Value, the appraised value, and at 10% above the appraised value, see Note 3 to the "Pro Forma Unaudited Financial Data," below.

                            REGULATORY REQUIREMENTS
                            -----------------------

  Other than the requirement under Wisconsin law that the Partnership file a Certificate of Cancellation to dissolve the Partnership, there are no federal or state regulatory requirements that apply to the Proposed Sale.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
               -------------------------------------------------

  The following document filed by the Partnership with the Securities & Exchange Commission are hereby incorporated in this Consent Statement by reference:

  Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("Form 10-K"), a previously mailed to all partners on or about April 3, 1998.

  All reports and other documents filed by the Partnership after the date of this Consent Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 and prior to the final date on which written consents may be received shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports or documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Consent Statement to the extent that a statement contained herein or in another document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Statement.


                      PRO FORMA UNAUDITED FINANCIAL DATA
                      ----------------------------------

  The following unaudited pro forma balance sheet assumes that as of December 31, 1997, the Partnership had sold the Properties for $24,003,000 and liquidated the Partnership. The funds available for distribution to Limited Partners, adjusting for liquidation of assets, payment of liabilities of the Partnership, expenses and prorations of sale and expenses of liquidation, are expected to total approximately $24,479,000.

     The unaudited pro forma balance sheet and unaudited pro forma statement of operations should be read in conjunction with the appropriate notes to the unaudited pro forma balance sheet.

ALL OF THE FOLLOWING UNAUDITED PRO FORMA FINANCIAL DATA IS BASED UPON AMOUNTS AS OF DECEMBER 31, 1997. FINAL RESULTS MAY DIFFER FROM SUCH INFORMATION.

            DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP

                            PRO FORMA BALANCE SHEET

                               December 31, 1997
                                  (Unaudited)

                                                                      Pro Forma Adjustments
                                                          ---------------------------------------------
                                                            Sale of         Sale of
                                           Historical       Property       Remaining      Liquidation &     Pro Forma
                                          December 31,    January 1998     Properties      Dissolution     December 31,
                                              1997          (Note 1)        (Note 2)        (Note 3)           1997
                                          ------------    ------------    ------------    -------------    ------------
Assets
Investment Properties                      $18,496,000     ($1,634,000)   ($16,862,000)              $0              $0

Cash and cash equivalents, at cost
  which approximates market value            1,450,000       1,544,000      20,677,000     (23,671,000)               0
Cash held in indemnification trust             305,000                                        (305,000)               0
Receivables and prepaid assets                 305,000                                        (305,000)               0
Notes receivable                                69,000         550,000                        (619,000)               0
Deferred rent receivable                       183,000                        (183,000)                               0
Deferred fees, net of amortization              86,000                         (86,000)                               0
                                           -----------      ----------     -----------    ------------       ----------
Total assets                               $20,894,000      $  460,000     $ 3,546,000    ($24,900,000)              $0
                                           ===========      ==========     ===========    ============       ==========

     Liabilities and Partners' Capital

Due to current General Partner             $     3,000                                         ($3,000)              $0
Accounts payable and accrued expenses          128,000                                        (128,000)               0
Security deposits                              153,000         (30,000)       (123,000)                               0
Unearned rental income                         131,000                        (131,000)                               0
                                           -----------      ----------     -----------    ------------       ----------
                                               415,000         (30,000)       (254,000)       (131,000)               0
                                           -----------      ----------     -----------    ------------       ----------
Partners' Capital:
  General Partner                               62,000           5,000          38,000        (105,000)               0
  Limited Partners                          20,417,000         485,000       3,762,000     (24,664,000)               0
                                           -----------      ----------     -----------    ------------       ----------
                                            20,479,000         490,000       3,800,000     (24,769,000)               0
                                           -----------      ----------     -----------    ------------       ----------
Total Liabilities and Partners' Capital    $20,894,000      $  460,000     $ 3,546,000    ($24,900,000)              $0
                                           ===========      ==========     ===========    ============       ==========

           See accompanying notes to pro forma financial statements.

            DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP
                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET


Note 1
------
  During January 1998, the Partnership's Denny's restaurants in New Smyrna and Daytona Beach, Florida were sold to the tenant for a total of $2,200,000. A note was entered into for $550,000 and the remainder of the transaction was for cash. The sale resulted in a gain, after disposition fees, of approximately $490,000. Net proceeds of approximately $1,544,000 ($33 per unit) will be distributed to limited partners with their May 15, 1998 distribution. The note is scheduled to be paid in full during July 1998.

Note 2
------
  The pro forma balance sheet assumes that the Partnership's remaining properties have been sold for $21,803,000 (the appraised value).

  The estimated gain recognized from the sale of the remaining properties has been computed as follows:


     Total contract sale price (at appraised value)                                            $21,803,000
        Less:  Net book value of real estate investment properties                             (16,862,000)
               Disposition fee (a)                                                                (654,000)
               Other expenses of sale (primarily legal fees and title insurance)                  (218,000)
               Write-off of non-cash assets                                                       (269,000)
                                                                                               -----------
     Net gain on sale of real estate (at appraised value)                                      $ 3,800,000
                                                                                               ===========

(a) All or part of the disposition fee may be paid to an affiliate of the general partner pursuant to the terms of the Permanent Manager Agreement and the amended Partnership Agreement. Services to be provided by the general partner post-liquidation include administrative services pertaining to any future IRS and state tax audits for all open years as well as all other ongoing partnership recordkeeping requirements.

Note 3
------
  The costs of dissolution and liquidation of the Partnership are estimated at $290,000, including $70,000 for the purchase of general partner liability insurance in exchange for the release of the Partnership's Indemnification Trust in the amount of approximately $305,000.

  The estimated distribution of available funds in liquidation of the Partnership to limited partners as of December 31, 1997, based on three estimated selling price scenarios has been computed as follows:

                                                                                                Sale Price
                                                                             -------------------------------------------------
                                                                               10% Below         Appraised          10% Above
                                                                               Appraisal           Value            Appraisal
                                                                             ------------      ------------       ------------
Total contract sale price                                                    $19,623,000       $21,803,000        $23,983,000
Liabilities transferred in sale                                                 (254,000)         (254,000)          (254,000)
Selling commission                                                              (589,000)         (654,000)          (719,000)
Other expenses of sale (primarily legal fees and title insurance)               (196,000)         (218,000)          (240,000)
                                                                             -----------       -----------        -----------
  Adjusted cash received                                                      18,584,000        20,677,000         22,770,000

  Add:    Current liquid assets of the Partnership (including
            indemnification trust account)                                     2,060,000         2,060,000          2,060,000
          Proceeds from January property sales                                 1,544,000         1,544,000          1,544,000
          Collection of notes receivable from tenants                            619,000           619,000            619,000
  Less:   Current liabilities of the Partnership                                (131,000)         (131,000)          (131,000)
          Estimated expenses of liquidation and dissolution                     (290,000)         (290,000)          (290,000)
                                                                             -----------       -----------        -----------
  Estimated cash available for final distribution                            $22,386,000       $24,479,000        $26,572,000
                                                                             ===========       ===========        ===========
  Estimated distribution to Limited Partners per $1,000 unit assuming
     liquidation retroactively to December 31, 1997                          $       484       $       529        $       574
                                                                             ===========       ===========        ===========
  Pro forma distribution comprising December 31, 1997 liquidation value:
     May 15, 1998 distribution of January 1998 property sale proceeds        $        33       $        33        $        33

     Estimated final liquidation distribution                                $       451       $       496        $       541
                                                                             -----------       -----------        -----------
                                                                             $       484       $       529        $       574
                                                                             ===========       ===========        ===========

                             * * * IMPORTANT * * *

  Your consent is important! Please take a moment to sign, date and promptly mail your GRAY consent card to:


                             The Provo Group, Inc.
                             c/o ReSource Phoenix
                                  PO Box 2609
                          San Rafael, CA  94912-9890

  If you have any questions or need assistance please call:

                             The Provo Group, Inc.
                             ---------------------

                                 1-800-54PROVO
                                1-800-547-7686
                            1-888-842-4058 ext 231
                                1-608-244-7661